stone co

2Q25 Earnings Release

August 07th, 2025

investors.stone.co

StoneCo Reports Second Quarter 2025 Results

George Town, Grand Cayman, August 07, 2025 – StoneCo Ltd. (Nasdaq: STNE) (“Stone” or the “Company”) today reports its financial results for the second quarter ended June 30, 2025.

Main highlights for 2Q25:

Adjusted Gross Profit (Continuing Operations)	Adjusted Basic EPS (Continuing + Discontinued Operations)
R$ 1.6bn	R$ 2.33/share
+13.9 % year over year	+44.7% year over year

Following the reclassification of some software assets held for sale, resulting in our 6-K filing, “StoneCo Announces Divestment of Software Assets,” dated July 22, 2025, we are updating how we present our financial results starting this quarter.

From 2Q25 onward, our financials and analysis will focus solely on continuing operations, unless otherwise stated. The Income Statement has been recasted retrospectively to reflect only continuing operations, with results from discontinued operations now shown as a single line item — "Net Income (loss) for the period from Discontinued Operations" — before Net Income. You can find historical data under the new reporting format in table 11 of this earnings release and in the “Results Spreadsheet 2Q25” published.

The Balance Sheet remains unchanged for prior periods. However, from 2Q25, it includes a dedicated line for "Assets Held for Sale" and another one for “Liabilities associated with assets held for sale”.

Finally, our Cash Flow Statement continues to be presented on a consolidated basis, including both continuing and discontinued operations for each reporting line.

Operating and Financial Highlights from Continuing Operations

CONSOLIDATED ADJUSTED FINANCIAL METRICS FROM CONTINUING OPERATIONS (unless otherwise noted)

Table 1: Main Financial Metrics from Continuing Operations

Main Financial Metrics (R$mn)	2Q25	1Q25	Δ q/q %	2Q24	Δ y/y %	1H25	1H24	y/y %
Total Revenue and Income	3,500.9	3,360.8	4.2%	2,911.8	20.2%	6,861.7	5,691.4	20.6%
Adjusted Metrics
Gross Profit	1,561.5	1,490.7	4.7%	1,371.1	13.9%	3,052.2	2,606.4	17.1%
Gross Profit margin (%)	44.6%	44.4%	0.2 p.p.	47.1%	(2.5 p.p.)	44.5%	45.8%	(1.3 p.p.)
EBT	704.0	653.4	7.7%	623.7	12.9%	1,357.3	1,157.4	17.3%
EBT margin (%)	20.1%	19.4%	0.7 p.p.	21.4%	(1.3 p.p.)	19.8%	20.3%	(0.6 p.p.)
Net Income	598.1	530.7	12.7%	483.6	23.7%	1,128.8	911.4	23.9%
Net income margin (%)	17.1%	15.8%	1.3 p.p.	16.6%	0.5 p.p.	16.5%	16.0%	0.4 p.p.

Table 2: Main Financial Metrics from Continuing + Discontinued Operations

Main Financial Metrics (R$mn)	2Q25	1Q25	Δ q/q %	2Q24	Δ y/y %	1H25	1H24	y/y %
Adjusted Metrics
Net Income	630.9	554.4	13.8%	497.1	26.9%	1,185.3	947.6	25.1%
Net income margin (%)	16.6%	15.1%	1.5 p.p.	15.5%	1.1 p.p.	15.9%	15.1%	0.8 p.p.
Basic EPS (R$/share)	2.33	1.97	17.9%	1.61	44.7%	4.29	3.06	40.2%
Net Cash	3,659.0	3,777.3	(3.1%)	5,256.9	(30.4%)	3,659.0	5,256.9	(30.4%)
o	Total Revenue and Income from continuing operations reached R$3,500.9 million in 2Q25, up 20.2% year over year and 4.2% sequentially. The increase was mainly driven by (i) stronger client monetization following repricing initiatives started in 1Q25 to offset CDI hikes, and (ii) continued expansion of our active client base. This performance came despite pressure on floating revenue from using client deposit as funding, which negatively impacted revenue but was more than offset by lower financial expenses.

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o	Adjusted Gross Profit from continuing operations reached R$1,561.5 million, increasing 13.9% year over year, driven mainly by revenue growth and partially offset by higher average CDI in the period. Adjusted Gross Profit margin was 44.6%, down from 47.1% in 2Q24 and up from 44.4% in 1Q25. The year over year margin compression reflects the impact of CDI increase, which, despite successful repricing waves executed, affects margin calculation. Sequentially, margin expanded due to (i) the full impact of repricing initiatives rolled out in 1Q25 and (ii) greater use of client deposits as a funding source. These gains were partially offset by higher provisions for expected credit losses (see Credit section for details).
o	Adjusted EBT from continuing operations totaled R$704.0 million in 2Q25, marking a 12.9% increase year-over-year, mainly driven by growth in Adjusted Gross Profit. Adjusted EBT margin was 20.1%, down 1.3 p.p. from 2Q24, reflecting the same margin effects noted at the gross profit level, partially offset by lower operating expenses as a percentage of revenues. Sequentially, Adjusted EBT grew 7.7%, with margins improving from 19.4% in 1Q25 to 20.1% in 2Q25, supported by a modest gross margin expansion and reduced marketing expenditure in the quarter.
o	Adjusted Net Income from both continuing and discontinued operations reached R$630.9 million in the quarter, 26.9% higher year over year. From continuing operations alone, Adjusted Net Income operations totaled R$598.1 million in 2Q25, representing a 23.7% increase versus 2Q24. Adjusted net margin from continuing operations rose to 17.1%, up from 15.8% in 1Q25 and 16.6% in 2Q24. The sequential net margin increase reflects the same drivers behind the Adjusted EBT margin expansion, combined with a lower effective tax rate in the period.
o	Adjusted Basic EPS from continuing and discontinued operations reached R$2.33 per share in 2Q25, with an increase of 44.7% year over year and 17.9% quarter over quarter. The annual increase outpaced Adjusted Net Income growth by 1.7x, mainly due to R$2.6 billion in share buybacks over the past twelve months, reducing the total outstanding share count by 41.7 million STNE shares.
o	Adjusted Net Cash position from continuing and discontinued operations was R$3,659.0 million in the quarter, decreasing 3.1% quarter over quarter and 30.4% year over year. The Company consumed R$118.2 million of Adjusted Net Cash in the quarter, mostly due to R$397.9 million used in the repurchase of 5.7 million STNE shares.

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2025 GUIDANCE

Following the recently announced 6-K regarding the divestment of certain software assets and the resulting shift to reporting based on continuing operations, we have revised our 2025 guidance to update our performance year to date and to exclude discontinued operations from our Adjusted Gross Profit metric. For Adjusted Basic EPS, we continue to guide on a total basis (including both continuing and discontinued operations), but have updated the figure to reflect both share repurchases through June 2025 (compared to the February share count used previously) and the above-guidance performance year to date.

With respect to our 2027 guidance, we are maintaining current estimates for now, as the transaction involving Linx and software related assets is still pending regulatory approval and closing. We will provide updates once the transaction is approved and closed.

MAIN OPERATING METRICS

Table 3: Payments

Payments Operating Metrics	2Q25	1Q25	Δ q/q %	2Q24	Δ y/y %	1H25	1H24	Δ y/y%

Total TPV (R$bn)	136.3	133.5	2.1%	126.1	8.1%	269.9	243.4	10.9%
CTPV (Card TPV)	115.0	113.6	1.3%	110.9	3.8%	228.6	216.6	5.5%
PIX QR Code	21.3	19.9	6.8%	15.2	40.0%	41.2	26.7	54.4%

MSMB TPV (R$bn)	122.3	119.5	2.3%	109.3	11.9%	241.8	211.2	14.5%
CTPV (Card TPV)	104.1	103.0	1.1%	97.8	6.4%	207.0	191.2	8.3%
PIX QR Code	18.2	16.5	10.1%	11.5	58.9%	34.7	20.0	74.1%

Key Accounts TPV (R$bn)	14.1	14.0	0.3%	16.8	(16.4%)	28.1	32.2	(12.6%)
CTPV (Card TPV)	11.0	10.6	3.4%	13.1	(16.0%)	21.6	25.4	(15.0%)
PIX QR Code	3.1	3.4	(9.3%)	3.8	(17.5%)	6.5	6.8	(3.8%)

Active Client Base ('000)	4,576.1	4,353.5	5.1%	3,904.1	17.2%	4,576.1	3,904.1	17.2%
MSMB	4,513.3	4,306.1	4.8%	3,860.2	16.9%	4,513.3	3,860.2	16.9%
Key Accounts	54.2	53.3	1.7%	51.8	4.6%	54.2	51.8	4.6%
o	Total TPV reached R$136.3 billion in 2Q25, up 8.1% compared with 2Q24, mainly attributed to (i) a 6.4% growth in the MSMB CTPV compared with the previous year period, and (ii) a 40.0% year over year increase in consolidated PIX QR Code volumes. These effects were partially offset by a 16.0% year over year decrease in Key Accounts CTPV.
o	Total Payments Active Client base grew 5.1% quarter over quarter, reaching 4.6 million clients in 2Q25.

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MSMB (Micro, SMB clients)

o	MSMB TPV totaled R$122.3 billion in the quarter, an 11.9% year over year increase, driven primarily by the ongoing growth of our active client base in the segment. Slower growth versus prior quarters reflects a softer macroeconomic environment and a higher-than-usual number of holidays, which weighed on merchant’s same-store sales, along with some impact from recent pricing adjustments. Our MSMB TPV consists of the following components:
o	MSMB CTPV was R$104.1 billion in the quarter, up 6.4% compared with 2Q24, as the increase of PIX QR Code volumes continues to replace debit volumes. Given that PIX QR Code monetization aligns with our debit net MDR, this shift positively impacts our P&L as it enhances engagement with Stone’s banking solution.
o	MSMB PIX QR Code volumes were R$18.2 billion in 2Q25, a 58.9% increase compared with 2Q24, driven by the continued penetration of this payment method.
o	MSMB Active Payments Clients achieved 4.5 million in the quarter, a 16.9% year over year increase or 4.8% compared with 1Q25.

Table 4: Banking

Banking Operating Metrics	2Q25	1Q25	Δ q/q %	2Q24	Δ y/y %	1H25	1H24	Δ y/y%

MSMB Active Client Base ('000)	3,322.4	3,240.2	2.5%	2,704.2	22.9%	3,322.4	2,704.2	22.9%

Retail Deposits (R$mn)	8,830.0	8,279.6	6.6%	6,472.0	36.4%	8,830.0	6,472.0	36.4%
Deposits from retail clients	1,487.4	2,027.2	(26.6%)	6,471.6	(77.0%)	1,487.4	6,471.6	(77.0%)
Time Deposits (on-platform)	7,342.6	6,252.4	17.4%	0.3	n.a.	7,342.6	0.3	n.a.
o	Banking active client base reached 3.3 million active clients in 2Q25, up 22.9% compared with 2Q24 or 2.5% versus 1Q25. The quarter-over-quarter growth is mainly explained by the increase in our active payments and banking only client base and the successful execution of our bundle offers.
o	Total retail deposits were R$8.8 billion in 2Q25, 36.4% higher compared with 2Q24 mainly due to our payments and banking cross selling strategy and improved client engagement. On a quarter-over-quarter basis, total retail deposits increased 6.6%, 2.9x higher than MSMB TPV growth.
o	As previously mentioned, we are scaling the use of our client deposits as a funding alternative, leading to a relevant shift in our retail deposits by increasing time deposits. This move improves our funding spreads and, thus, reduces the average cost of funding. While this strategy reduces the financial income earned on deposits, it remains accretive to our bottom line on a net basis. As a result, in 2Q25, the composition of our retail deposits was as follows:
▪	Deposits from retail clients were R$1.5 billion, decreasing 77.0% year over year and 26.6% sequentially.
▪	Time deposits (on-platform) were R$7.3 billion, higher than R$6.3 billion in 1Q25 and R$0.3 million in 2Q24.

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Table 5: Credit

Consolidated Credit Metrics	2Q25	1Q25	Δ q/q %	2Q24	Δ y/y %	1H25	1H24	Δ y/y%

Portfolio (R$mn)	1,808.2	1,449.1	24.8%	711.8	154.0%	1,808.2	711.8	154.0%
Merchants[1]	1,616.1	1,288.1	25.5%	681.6	137.1%	1,616.1	681.6	137.1%
Credit Card	192.1	161.0	19.3%	30.2	535.9%	192.1	30.2	535.9%

Provisions for losses (R$mn)	(82.3)	(34.0)	142.1%	(18.1)	354.9%	(116.3)	(62.9)	84.8%
Merchants[1]	(71.7)	(31.8)	125.7%	(16.9)	325.1%	(103.5)	(61.3)	69.0%
Credit Card	(10.5)	(2.2)	379.1%	(1.2)	771.1%	(12.7)	(1.7)	669.3%

Coverage ratio	279.9%	256.3%	23.6 p.p.	703.2%	(423.3 p.p.)	279.9%	7.03 p.p.	(423.32 p.p.)
Cost of risk	(20.2%)	(10.2%)	(10.0 p.p.)	(11.6%)	(8.6 p.p.)	(20.2%)	(11.6%)	(8.65 p.p.)

NPL 15-90 days	2.51%	2.61%	(0.10 p.p.)	2.76%	(0.24 p.p.)	2.51%	2.76%	(0.24 p.p.)
NPL > 90 days	4.67%	4.57%	0.09 p.p.	2.50%	2.17 p.p.	4.67%	2.50%	2.17 p.p.

o	In 2Q25, our total credit portfolio reached R$1,808.2 million, driven mainly by a 25.5% sequential growth of our merchant portfolio, especially our working capital solution. We continue to prioritize asset quality while we expand the portfolio, aligned with the parameters established in our risk appetite statement.
o	Despite higher provisions in the quarter, NPLs continue to be at healthy levels. NPL 15-90 days for the consolidated credit portfolio was 2.51%, a reduction from 2.61% in 1Q25 and 2.76% in 2Q24. NPL over 90 days was 4.67% in 2Q25 compared with 4.57% and 2.50% in 1Q25 and 2Q24, respectively. The sequential increase in NPL over 90 days was lower than previous periods due to the acceleration in working capital disbursements during the quarter.
o	Provisions for expected losses totaled -R$82.3 million in 2Q25, up from -R$34.0 million in 1Q25, driven by three key factors. First, the continued expansion of our credit portfolio, supported by a 41.2% quarter-over-quarter increase in working capital disbursements. Second, the shift in product mix towards limit-based offerings such as revolving credit and credit cards. Third, and most importantly, despite stable asset quality – evidenced by consistent NPL performance – we made the decision to become more conservative in light of the weaker macroeconomic outlook. As a result, our cost of risk for the quarter was higher, at 20.2%. Considering only portfolio growth and product mix impact, cost of risk would have been 13.5% in 2Q25.
o	In 2Q25, our coverage ratio stood at 279.9%, an increase of 23.6 p.p. quarter over quarter. This rise, was mainly due to the increase in our provisions for expected losses explained above.

1 Merchants consists of the sum of working capital and revolving credit.

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Adjusted Income Statement from Continuing Operations

Table 6: Adjusted Statement of Profit or Loss from Continuing Operations (unless otherwise noted)

Adjusted Statement of Profit or Loss (R$mn)	2Q25	% Rev.[3]	1Q25	% Rev.[3]	Δ q/q %	2Q24	% Rev.[3]	Δ y/y%	1H25	1H24	Δ y/y%
Net revenue from transaction activities and other services	658.1	18.8%	660.7	19.7%	(0.4%)	786.2	27.0%	(16.3%)	1,318.9	1,514.5	(12.9%)
Net revenue from subscription services and equipment rental	218.9	6.3%	215.9	6.4%	1.4%	182.8	6.3%	19.7%	434.8	358.5	21.3%
Financial income	2,409.2	68.8%	2,303.1	68.5%	4.6%	1,826.7	62.7%	31.9%	4,712.2	3,567.8	32.1%
Other financial income	214.7	6.1%	181.1	5.4%	18.5%	116.2	4.0%	84.8%	395.8	250.6	57.9%
Total revenue and income	3,500.9	100.0%	3,360.8	100.0%	4.2%	2,911.8	100.0%	20.2%	6,861.7	5,691.4	20.6%
Cost of services	(850.4)	(24.3%)	(785.8)	(23.4%)	8.2%	(697.4)	(23.9%)	21.9%	(1,636.2)	(1,360.8)	20.2%
Provision expenses for expected credit losses[2]	(82.3)	(2.4%)	(34.0)	(1.0%)	142.1%	(18.1)	(0.6%)	354.9%	(116.3)	(62.9)	84.8%
Financial expenses, net	(1,089.0)	(31.1%)	(1,084.3)	(32.3%)	0.4%	(843.4)	(29.0%)	29.1%	(2,173.4)	(1,724.2)	26.1%
Gross Profit	1,561.5	44.6%	1,490.7	44.4%	4.7%	1,371.1	47.1%	13.9%	3,052.2	2,606.4	17.1%
Administrative expenses	(214.9)	(6.1%)	(197.6)	(5.9%)	8.8%	(192.2)	(6.6%)	11.8%	(412.5)	(378.6)	9.0%
Selling expenses	(531.0)	(15.2%)	(527.4)	(15.7%)	0.7%	(455.6)	(15.6%)	16.6%	(1,058.4)	(917.0)	15.4%
Other income (expenses), net	(111.1)	(3.2%)	(112.7)	(3.4%)	(1.4%)	(99.2)	(3.4%)	12.0%	(223.8)	(153.3)	46.0%
Loss on investment in associates	(0.5)	(0.0%)	0.4	0.0%	n.m	(0.4)	(0.0%)	17.5%	(0.1)	(0.1)	21.2%
Profit (loss) before income taxes	704.0	20.1%	653.4	19.4%	7.7%	623.7	21.4%	12.9%	1,357.3	1,157.4	17.3%
Income tax and social contribution	(105.8)	(3.0%)	(122.7)	(3.7%)	(13.7%)	(140.1)	(4.8%)	(24.5%)	(228.5)	(246.0)	(7.1%)
Net income (loss) for the period for Continuing Operations	598.1	17.1%	530.7	15.8%	12.7%	483.6	16.6%	23.7%	1,128.8	911.4	23.9%

Net income (loss) for the period for Discontinued Operations	32.7	10.7%	23.8	7.7%	37.7%	13.5	4.6%	141.4%	56.5	36.2	56.1%

Net income (loss) for the period for Continuing + Discontinued Operations	630.9	16.6%	554.4	15.1%	13.8%	497.1	15.5%	26.9%	1,185.3	947.6	25.1%

[3]

Total Revenue and Income from Continuing Operations

Net Revenue from Transaction Activities and Other Services (Continuing Operations)

Net Revenue from Transaction Activities and Other Services totaled R$658.1 million in 2Q25, representing a 16.3% year-over-year decline. This decrease was primarily driven by (i) pricing optimizations between card MDRs and prepayment revenues in bundled offers, mostly implemented at the end of the last fiscal year. While this negatively impacted Net Revenue from Transaction Activities and Other Services, it positively contributed to Financial Income. This effect was partially offset by higher (ii) revenues from PIX QR Code, (iii) membership fees, and (iv) transactional banking services.

Quarter over quarter, Net Revenue from Transaction Activities and Other Services decreased 0.4%, mainly due to item (i) and partially offset by item (ii) abovementioned for the year over year variation.

The shift between transactional revenues and financial income underscores the importance of focusing on gross profit rather than individual revenue lines, as our bundled offerings continue to evolve. This approach provides a more comprehensive view of our business performance.

Net Revenue from Subscription Services and Equipment Rental (Continuing Operations)

Net Revenue from Subscription Services and Equipment Rental increased 19.7% year over year to R$218.9 million in 2Q25. This can be primarily attributed to (i) higher subscription revenues from continuing operations in our software segment, combined with (ii) higher equipment rental revenues.

Quarter over quarter, this revenue line increased 1.4% as a result of the same factors abovementioned for the year over year variation.

Financial Income (Continuing Operations)

Financial Income was R$2,409.2 million in the quarter, a 31.9% year over year growth, explained by higher prepayment and credit revenues, offset in part by lower floating revenue from deposits, which were recently introduced as an alternative funding source in our operation. Higher prepayment revenues are a result of the following factors: (i) pricing policy adjustments undertaken in the period, (ii) pricing optimizations between card MDRs and prepayment revenues as anticipated in the “Net Revenue from Transaction Activities and Other Services” section, and (iii) higher prepaid volumes.

2 Starting from 4Q24, write-offs are recognized under Cost of Services.

3 For Net Income (Loss) from Discontinued Operations, the percentage of revenues is calculated based on the Total Revenue and Income from Discontinued Operations. For Net Income (Loss) for the period for Continuing + Discontinued Operations, the percentage considers the Total Revenue and Income from both Continuing and Discontinued Operations.

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Quarter over quarter, Financial Income increased 4.6% as a result of the same factors aforementioned for the year over year comparison.

Credit revenues were R$132.9 million in 2Q25 compared with R$103.8 million in 1Q25 and R$49.8 million in 2Q24.

Other Financial Income (Continuing Operations)

Other Financial Income totaled R$214.7 million in 2Q25 compared with R$116.2 million in 2Q24. This increase was primarily due to (i) a higher CDI in the period from an average of 10.51% in 2Q24 to 14.48% in 2Q25, and (ii) a larger average cash balance.

Compared with the previous quarter, Other Financial Income increased R$33.5 million, due to the same items abovementioned for the year over year variation.

Adjusted Costs and Expenses from Continuing Operations

Cost of Services (Continuing Operations)

Cost of Services totaled R$850.4 million in 2Q25, increasing 21.9% year-over-year.

Loan loss provisions were R$82.3 million, up from R$18.1 million in 2Q24, and R$34.0 million in 1Q25. As previously mentioned in our “Main Operating Metrics” section, the increase in loan loss provisions on an annual and sequential basis reflects (i) an acceleration in working capital disbursements, (ii) increased focus on credit cards and revolving credits, and (ii) higher conservatism given a worsening macroeconomic environment.

Excluding these provisions, Cost of Services was R$768.1 million, up 13.1% year-over-year. This increase can be primarily attributed to higher (i) depreciation & amortization as we grow our business, (ii) logistics costs, and (iii) investments in technology.

Compared with 1Q25, Cost of Services was 8.2% higher.

Excluding loan loss provisions, Cost of Services increased 2.2% sequentially as a result of item (i) from the aforementioned year over year explanation.

As a percentage of revenues, Cost of Services excluding loan loss provisions was 21.9%, compared with 23.3% in 2Q24 and 22.4% in 1Q25.

Adjusted Financial Expenses, Net (Continuing Operations)

Financial Expenses, Net were R$1,089.0 million in 2Q25, a 29.1% increase compared with the prior-year period. This growth can be mainly attributed to (i) an increase in average CDI, from 10.51% in 2Q24 to 14.48% in 2Q25, and (ii) higher funding needs for our operation in the period. These effects were partially offset by (iii) lower funding costs, mostly due to a higher amount of client deposits deployed as funding in our operation. As a percentage of Total Revenue and Income, Financial Expenses, Net increased from 29.0% in 2Q24 to 31.1% in 2Q25.

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Compared with 1Q25, Financial Expenses, Net were flattish. This was a result of a higher average CDI in the period, from 12.95% in 1Q25 to 14.48% in 2Q25, which was almost fully compensated by item (iii) mentioned above for the year over year explanation. As a percentage of revenues, Financial Expenses, net decreased from 32.3% in 1Q25 to 31.1% in 2Q25.

Adjusted Administrative Expenses (Continuing Operations)

Administrative Expenses were R$214.9 million, increasing 11.8% year over year, mainly explained by higher (i) personnel, (ii) depreciation and amortization, and (iii) third party services expenses. As a percentage of revenues, Administrative Expenses decreased from 6.6% in 2Q24 to 6.1% in 2Q25.

Compared with the previous quarter, Administrative Expenses were 8.8% higher, which can be mainly explained by items (i) and (iii) abovementioned for the year over year comparison. As a percentage of revenues, Administrative expenses increased from 5.9% in 1Q25 to 6.1% in 2Q25.

Selling Expenses (Continuing Operations)

Selling Expenses were R$531.0 million in 2Q25, up 16.6% year over year, mostly due to higher investments in (i) our relational distribution channels and (ii) marketing. As a percentage of revenues, Selling Expenses decreased from 15.6% to 15.2% in 2Q25.

Compared with 1Q25, Selling Expenses were flattish explained by item (i) mentioned above for the year over year variation and being almost fully compensated by lower marketing expenses. As a percentage of revenues, Selling Expenses decreased from 15.7% in 1Q25 to 15.2% in 2Q25.

Adjusted Other Income (Expenses), Net (Continuing Operations)

Other Expenses, Net were R$111.1 million in the quarter, representing an increase of R$11.9 million on a year over year basis. This growth is explained by (i) higher share-based compensation expenses being partially offset by (ii) the optimization of non-core assets, including the divestment of corporate asset, which contributed positively with R$25.7 million to our Other Expenses line.

Compared with the previous quarter, Other Expenses, net, were R$1.6 million lower. This decrease can be attributed to item (ii) mentioned above for the year over year variation. This effect was partially offset by other factors such as higher (i) contingencies and (ii) share-based compensation expenses in the period, as a result of the higher average STNE share price.

Adjusted Income Tax and Social Contribution (Continuing Operations)

The Company recognized R$105.8 million of income tax and social contribution expenses during 2Q25 over an Adjusted Profit Before Income Taxes of R$704.0 million, representing an effective tax rate of 15.0%. The difference to the statutory rate is mainly explained by (i) gains from subsidiaries abroad subject to different statutory tax rates, (ii) benefits from “Lei do Bem” (Law 11,196/05) incentives, and (iii) a non-recurring benefit from the recognition of deferred tax assets.

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Adjusted Net Income (Loss) and EPS

In 2Q25 Adjusted Net Income from Continuing Operations was R$598.1 million, compared with R$483.6 million in 2Q24, increasing 23.7% year over year. This positive evolution was mostly a result of (i) an increase of 13.9% in Adjusted Gross Profit, boosted by the successful execution of adjusting our pricing policy in the period amid higher interest rates in Brazil, in addition to (ii) a lower effective tax rate in the period. These effects were partially offset by an increase of 15.2% in SG&A.

Compared with the previous quarter, Adjusted Net Income from Continuing Operations was 12.7% higher, with Adjusted Net Margin increasing 1.3 percentage point from 15.8% in 1Q25 to 17.1% in 2Q25. This margin increase can be attributed to (i) a higher adjusted gross profit margin combined with (ii) lower marketing expenses and (iii) a lower effective tax rate.

Adjusted Net Income from both continuing and discontinued operations reached R$630.9 million in the quarter, 26.9% higher year over year and 13.8% quarter over quarter. As a result, Adjusted Basic EPS from continuing and discontinued operations was R$2.33 per share, up from R$1.61 in 2Q24 and R$1.97 in 1Q25.

IFRS Profit and Loss Statement from Continuing Operations (unless otherwise noted)

Table 7: Conciliation between Adjusted and IFRS Profit and Loss Statement for Continuing Operations and EPS for Continuing + Discontinued Operations

Income Statement of Profit or Loss for Continuing Operations(R$mn)	2Q25 Adjusted	Adjustments	Rationale	2Q25 IFRS	1Q25 IFRS	Δ q/q %	2Q24 IFRS	Δ y/y%
Total revenue and income	3,500.9	-	-	3,500.9	3,360.8	4.2%	2,911.8	20.2%
Cost of services	(850.4)	-	-	(850.4)	(785.8)	8.2%	(697.4)	21.9%
Financial expenses, net	(1,089.0)	(2.8)	R$1.7mn from earn-out interests on business combinations; and R$1.1mn of financial expenses from fair value adjustments on acquisitions.	(1,091.8)	(1,087.0)	0.4%	(842.9)	29.5%
Gross Profit	1,561.5	(2.8)	-	1,558.7	1,488.0	4.7%	1,371.6	13.6%
Administrative expenses	(214.9)	(10.2)	PPA (Purchase Price Allocation) amortization of acquired software companies.	(225.1)	(207.8)	8.3%	(201.7)	11.6%
Selling expenses	(531.0)	-	-	(531.0)	(527.4)	0.7%	(455.6)	16.6%
Other income (expenses), net	(111.1)	0.3	R$1.3mn from earn-out interests on business combination; R$0.4mn from fair value adjustments on acquisitions; and -R$2.0mn remeasurement of previously held equity in associates.	(110.8)	(125.2)	(11.5%)	(72.9)	52.0%
Gain (loss) on investment in associates	(0.5)	-	-	(0.5)	0.4	n.m.	(0.4)	17.7%
Profit before income taxes	704.0	(12.7)	-	691.3	628.0	10.1%	641.0	7.8%
Income tax and social contribution	(105.8)	1.7	Taxes related to the adjusted items.	(104.1)	(116.4)	(10.5%)	(141.7)	(26.5%)
Net Income	598.1	(11.0)	-	587.2	511.7	14.8%	499.3	17.6%

Basic Number of shares (mn)	269.2	-	-	269.2	279.8	(3.8%)	307.8	(12.5%)
Basic EPS fo Continuing + Discontinuing Operations (R$/share)	2.33	-	-	2.22	1.84	20.9%	1.61	37.9%

The variations of the IFRS P&L lines can be explained by the same factors as for the Adjusted P&L lines, unless otherwise noted below.

Other expenses, net increased 52.0% year over year, mainly as a result of higher (i) share-based compensation expenses, combined with (ii) an increase in contingencies expenses. These effects were partially compensated by (iii) the optimization of non-core assets, including the divestment of corporate asset, which contributed positively with R$25.7 million to our Other Expenses line. Quarter over quarter, other expenses, net decreased 11.5% due to item (iii) being partially offset by item (i) mentioned for the year over variation.

Net Income from continuing operations was R$587.2 million in the quarter with a margin of 16.8%, compared with R$499.3 million and a margin of 17.1% in 2Q24. The year over year increase of 17.6% can be primarily attributed to higher gross profit and a lower effective tax rate, being partially offset by increases in SG&A and Other Operating expenses.

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Sequentially, net income from continuing operations grew from R$511.7 million in 1Q25, to R$587.2 million in 2Q25, while net margins increased from 15.2% to 16.8% over the same period. The increase in margin can be primarily attributed to a higher gross profit margin combined with lower selling and other operating expenses as a percentage of revenues and a reduced effective tax rate.

Net income from both continuing and discontinued operations was R$603.0 million, up 21.0% from 2Q24 and 16.7% sequentially. As a result, IFRS Basic EPS from continuing and discontinued operations was R$2.22 per share in 2Q25 compared with R$1.61 in 2Q24 and R$1.84 in 1Q25.

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Adjusted Net Cash

Our Adjusted Net Cash, a non-IFRS metric, consists of the items detailed in Table 8 below:

Table 8: Adjusted Net Cash

Adjusted Net Cash (R$mn)	2Q25 Continuing Operations	2Q25 Discontinued Operations	2Q25 Consolidated Operations	1Q25 Consolidated Operations	2Q24 Consolidated Operations
Cash and cash equivalents	5,185.6	400.1	5,585.7	5,650.4	4,743.2
Short-term investments	234.8	0.0	234.8	146.2	106.6
Accounts receivable from card issuers (a)	35,999.2	0.0	35,999.2	34,658.6	27,556.2
Financial assets from banking solution	1,627.8	0.0	1,627.8	2,139.0	6,967.8
Derivative financial instrument (b)	25.4	0.0	25.4	35.1	69.1
Adjusted Cash	43,072.7	400.1	43,472.9	42,629.2	39,443.0

Retail deposits (c)	(8,830.0)	0.0	(8,830.0)	(8,279.6)	(6,472.0)
Accounts payable to clients	(16,808.3)	0.0	(16,808.3)	(16,999.1)	(18,512.9)
Institutional deposits and marketable debt securities	(9,338.1)	0.0	(9,338.1)	(8,878.0)	(5,301.9)
Other debt instruments	(4,426.6)	0.0	(4,426.6)	(4,312.5)	(3,787.2)
Derivative financial instrument (b)	(410.8)	0.0	(410.8)	(382.8)	(112.2)
Adjusted Debt	(39,813.8)	0.0	(39,813.8)	(38,851.9)	(34,186.1)

Adjusted Net Cash	3,258.9	400.1	3,659.0	3,777.3	5,256.9
(a)	Accounts Receivable from Card Issuers are accounted for at their fair value in our balance sheet.
(b)	Refers to economic hedge.
(c)	Includes deposits from banking customers and time deposits from retail clients. For more information on retail deposits, please refer to note 5.6.1 in our Financial Statements.

As of June 30, 2025, the Company’s Adjusted Net Cash from Continuing + Discontinued operations was R$3,659.0 million, R$118.2 million lower compared with 1Q25, explained by:

i.	+R$1,041.4 million of net income plus non-cash expenses such as Depreciation and Amortization, Share-based payments, Allowance for expected credit losses, and Loss on disposal of property, equipment and intangible assets;
ii.	-R$397.9 million from shares buyback;
iii.	-R$319.0 million of capex;
iv.	-R$230.8 million from our credit portfolio, net of provision expenses and interest;
v.	-R$116.6 million from the non-cash effect from present value adjustment to accounts receivable from card issuers, which flows through Other Comprehensive Income (OCI);
vi.	-R$31.7 million from trade accounts payables;
vii.	-R$26.4 million from payment of leases;
viii.	-R$21.3 million from tax effects;
ix.	-R$16.1 million from other effects.

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Cash Flow from Continuing + Discontinued Operations

Table 9: Cash Flow

Cash Flow (R$mn)	2Q25	2Q24
Operating activities
Net income for the period	603.0	498.3

Adjustments to reconcile net income (loss) for the period to net cash flows:
Depreciation and amortization	270.9	224.2
Deferred income tax and social contribution	(72.0)	2.0
Gain on investment in associates	0.5	0.4
Accrued interest, monetary and exchange variations, net	303.8	59.2
Provision for contingencies	37.5	23.9
Share-based payment expense	96.9	64.4
Allowance for expected credit losses	101.8	48.3
Gain (loss) on disposal of property, equipment and intangible assets	(31.1)	8.2
Effect of applying hyperinflation accounting	0.5	1.5
Fair value adjustment in financial instruments at FVPL	126.6	(189.8)
Fair value adjustment to derivatives	(127.9)	(3.4)
Remeasurement of previously held interest in subsidiary acquired acquired	(2.0)	(5.7)

Working capital adjustments:
Accounts receivable from card issuers	(934.8)	(395.9)
Receivables from related parties	0.2	(2.6)
Recoverable taxes	9.9	54.6
Prepaid expenses	71.7	82.4
Trade accounts receivable, banking solutions and other assets	1,076.2	169.3
Credit portfolio	(230.8)	(121.3)
Accounts payable to clients	(2,500.3)	(2,237.9)
Taxes payable	114.9	54.2
Labor and social security liabilities	63.9	84.6
Payment of contingencies	(28.9)	(22.2)
Trade accounts payable and other liabilities	(31.7)	80.4
Interest paid	(240.1)	(262.3)
Interest income received, net of costs	1,782.9	1,080.7
Income tax paid	(74.1)	(11.5)
Net cash provided by (used in) operating activity	387.6	(716.1)

Investing activities
Purchases of property and equipment	(211.3)	(210.3)
Purchases and development of intangible assets	(107.7)	(134.3)
Acquisition of subsidiary, net of cash acquired	(2.0)	(9.1)
Proceeds from short-term investments, net	(77.6)	359.1
Proceeds from disposal long-term investments - equity securities	0.0	57.5
Proceeds from the disposal of non-current assets	0.0	4.2
Payment for interest in subsidiaries acquired	(0.1)	(134.0)
Net cash provided by investing activities	(398.6)	(66.8)

Financing activities
Proceeds from institutional deposits and marketable debt securities	840.7	891.1
Payment of institutional deposits and marketable debt securities	(456.3)	(5.4)
Proceeds from other debt instruments, except lease	439.7	663.4
Payment to other debt instruments, except lease	(439.7)	(780.1)
Payment of principal portion of leases liabilities	(26.4)	(14.6)
Repurchase of own shares	(397.9)	(236.5)
Acquisition of non-controlling interests	0.0	0.1
Dividends paid to non-controlling interests	(3.1)	(0.3)
Net cash used in (provided by) financing activities	(43.0)	517.7

Effect of foreign exchange on cash and cash equivalents	(10.6)	20.1

Change in cash and cash equivalents	(64.6)	(245.1)

Cash and cash equivalents at beginning of period	5,650.4	4,988.3
Cash and cash equivalents at end of period	5,585.7	4,743.2

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Consolidated Balance Sheet Statement

Table 10: Consolidated Balance Sheet Statement

Balance Sheet (R$mn)	2Q25	4Q24
Assets
Current assets	49,682.4	45,965.0
Cash and cash equivalents	5,185.6	5,227.7
Short-term investments	234.8	517.9
Financial assets from banking solutions	1,627.8	8,805.9
Accounts receivable from card issuers	35,894.2	29,231.8
Trade accounts receivable	230.1	390.6
Credit portfolio	1,304.6	891.7
Recoverable taxes	421.6	372.4
Derivative financial instruments	26.5	156.8
Other assets	403.9	370.3
Assets classified as held for sale	4,353.4	0.0

Non-current assets	5,473.3	8,848.4
Long-term investments	20.8	32.6
Accounts receivable from card issuers	105.0	116.2
Trade accounts receivable	23.4	25.5
Credit portfolio	268.4	171.4
Derivative financial instruments	0.1	103.4
Receivables from related parties	0.5	0.6
Deferred tax assets	1,089.0	871.6
Investment in associates	74.9	75.8
Property and equipment	1,823.3	1,834.0
Intangible assets	1,912.4	5,458.1
Other assets	155.3	159.2

Total Assets	55,155.7	54,813.5

Liabilities and equity
Current liabilities	33,682.1	33,533.8
Retail desposits	8,830.0	8,704.8
Accounts payable to clients	16,762.1	17,756.7
Trade accounts payable	685.1	672.2
Institutional deposits and marketable debt securities	3,116.6	3,066.0
Other debt instruments	1,999.4	1,903.8
Labor and social security liabilities	439.5	578.3
Taxes payable	643.0	560.3
Derivative financial instruments	238.4	10.6
Other liabilities	210.7	281.1
Liabilities associated with assets held for sale	757.4	0.0

Non-current liabilities	9,854.3	9,452.4
Accounts payable to clients	46.2	50.7
Institutional deposits and marketable debt securities	6,221.6	5,430.0
Other debt instruments	2,618.8	2,496.1
Derivative financial instruments	172.4	281.2
Deferred tax liabilities	290.9	680.7
Provision for contingencies	186.1	237.4
Labor and social security liabilities	72.3	39.5
Other liabilities	246.1	236.8

Total liabilities	43,536.4	42,986.2

Equity attributable to controlling shareholders	11,566.6	11,776.0
Issued capital	0.1	0.1
Capital reserve	14,153.2	14,215.2
Treasury shares	(2,902.2)	(1,805.9)
Other comprehensive income (loss)	(420.9)	(287.0)
Retained earnings (accumulated losses)	766.6	(346.4)
Other comprehensive income associated with assets held for sale	(30.2)	0.0

Non-controlling interests	52.7	51.3

Total equity	11,619.3	11,827.3

Total liabilities and equity	55,155.7	54,813.5

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Continuing Operations Historical P&L (Adjusted)

Table 11: Adjusted Continuing Operations Historical P&L

Historical Adjusted Statement of Profit or Loss (R$mn)	2Q25	1Q25	4Q24	3Q24	2Q24
Net revenue from transaction activities and other services	658.1	660.7	805.9	808.5	786.2
Net revenue from subscription services and equipment rental	218.9	215.9	188.7	199.0	182.8
Financial income	2,409.2	2,303.1	2,189.6	1,918.8	1,826.7
Other financial income	214.7	181.1	111.5	136.2	116.2
Total revenue and income	3,500.9	3,360.8	3,295.7	3,062.5	2,911.8
Cost of services	(850.4)	(785.8)	(743.1)	(728.7)	(697.4)
Provision expenses for expected credit losses[2]	(82.3)	(34.0)	(26.6)	(0.3)	(18.1)
Financial expenses, net	(1,089.0)	(1,084.3)	(1,029.6)	(897.0)	(843.4)
Gross Profit	1,561.5	1,490.7	1,523.0	1,436.8	1,371.1
Administrative expenses	(214.9)	(197.6)	(217.5)	(208.9)	(192.2)
Selling expenses	(531.0)	(527.4)	(485.8)	(437.2)	(455.6)
Other income (expenses), net	(111.1)	(112.7)	(91.0)	(93.8)	(99.2)
Loss on investment in associates	(0.5)	0.4	0.1	0.4	(0.4)
Profit (loss) before income taxes	704.0	653.4	728.8	697.4	623.7
Income tax and social contribution	(105.8)	(122.7)	(99.7)	(129.6)	(140.1)
Net income (loss) for the period for Continuing Operations	598.1	530.7	629.0	567.8	483.6

Net income (loss) for the period for Discontinued Operations	32.7	23.8	36.6	19.1	13.5

Net income (loss) for the period for Continuing + Discontinued Operations	630.9	554.4	665.6	586.8	497.1

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Other Information

Conference Call

Stone will discuss its 2Q25 financial results during a teleconference today, August 07, 2025, at 5:00 PM ET / 6:00 PM BRT.

The conference call can be accessed live over the Zoom webinar (ID: 893 8552 0403| Password: 684832). It can also be accessed over the phone by dialing +1 646 931 3860 or +1 669 444 9171 from the U.S. Callers from Brazil can dial +55 21 3958 7888. Callers from the UK can dial +44 330 088 5830.

The call will also be webcast live and a replay will be available a few hours after the call concludes. The live webcast and replay will be available on Stone’s investor relations website at https://investors.stone.co/.

About Stone Co.

Stone Co. is a leading provider of financial technology solutions that empower merchants to conduct commerce seamlessly accross multiple channels and help them grow their businesses with our payments, banking and credit.

Investor Contact

Investor Relations

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Glossary of Terms

•	“Active Payments Client Base”: refers to MSMBs and Key Accounts. Considers clients that have transacted at least once over the preceding 90 days, except for Ton active clients which consider clients that have transacted once in the preceding 12 months. As from 3Q22, does not consider clients that use only TapTon.
•	“Adjusted Net Cash”: is a non-IFRS financial metric and consists of the following items: (i) Adjusted Cash: Cash and cash equivalents, Short-term investments, Accounts receivable from card issuers, Financial assets from banking solution and Derivative financial instrument; minus (ii) Adjusted Debt: Retail deposits, Accounts payable to clients, Institutional deposits and marketable debt securities, Other debt instruments and Derivative financial instrument.
•	“Banking”: refers to our digital banking solution.
•	“Banking Active Clients”: clients who have transacted at least R$1 in the past 30 days.
•	"Consolidated Credit Metrics”: refer to metrics for credit cards and merchants, the latter including the sum of working capital and revolving credit.
•	"Continuing Operations”: refer to our Financial Services segment and to certain software assets that were not included in the scope of the software divestments announced in the July 22, 2025 6-K filing, titled "StoneCo Announces Divestment of Software Assets".
•	"Cost of risk”: annualized provision for expected credit losses, divided by the average credit portfolio between the current and the previous quarter.
•	"Coverage ratio”: consists of the accumulated loan loss provision expenses over NPL over 90 days.
•	“Credit Portfolio”: is gross of provisions for losses, but net of amortizations.
•	"Credit Revenues”: in 2Q23, credit revenues were recognized net of provision for expected credit losses in Financial Income. From 3Q23 onwards, credit revenues are recognized gross of provision for expected losses, which are allocated in Cost of Services.
•	“CTPV”: means Card Total Payment Volume and refers only to transactions settled through cards. Does not include PIX QR Code volumes.
•	"Discontinued Operations”: refer to the software assets included in the scope of the software divestments announced in the July 22, 2025 6-K filing, titled "StoneCo Announces Divestment of Software Assets."
•	“Key Accounts”: refers to operations in which Pagar.me acts as a fintech infrastructure provider for different types of clients, especially larger ones, such as mature e-commerce and digital platforms, commonly delivering financial services via APIs. It also includes clients that are onboarded through our integrated partners program, regardless of client size.
•	“Membership fees”: refer to the upfront fee paid by merchants for all Ton offerings and specific ones for Stone when they join our client base. Until December 31, 2023, membership fees revenues were recognized fully at the time of acquisition. From January 1, 2024 onwards, the Group recognizes revenues from membership fees deferred through the expected lifetime of the client.
•	“MSMB segment”: refer to SMBs – small and medium business (online and offline) and micro-merchants, from our Stone, Pagar.me and Ton products. Considers clients that have transacted at least once over the preceding 90 days, except for Ton active clients which consider clients that have transacted once in the preceding 12 months. As from 3Q22, does not consider clients that use only TapTon.
•	”Merchants solution (credit)”: consists of the sum of (i) working capital and (ii) revolving credit.
•	“NPL (Non-Performing Loans)”: is the total outstanding of the contract whenever the clients default on an installment. More information on the total overdue by aging considering only the individual installments can be found in Note 5.4.1 of the Financial Statements.

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•	“PIX QR Code”: includes the volume of PIX QR Code transactions from dynamic POS QR Code and static QR Code from MSMB and Key Accounts merchants, unless otherwise noted.
•	“Revenue”: refers to Total Revenue and Income net of taxes, interchange fees retained by card issuers and assessment fees paid to payment schemes.
•	“Retail Deposits”: includes time deposits and deposits from retail customers, including MSMB and Key Account clients.
•	“TPV”: Total Payment Volume. Reported TPV figures consider all card volumes settled by StoneCo, including PIX QR Code transactions from dynamic POS QR Code and static QR Code from MSMB and Key Accounts merchants, unless otherwise noted.

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Forward-Looking Statements

This document contains "forward-looking statements" within the meaning of the Safe Harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.

All statements other than statements of historical fact may be deemed forward-looking, including, but not limited to, statements regarding our plans, strategies, prospects, and growth estimates. Such statements are based on our current expectations, estimates, and assumptions about future events and can be identified by words such as “believe”, “may”, “will”, “aim”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “forecast”, “plan”, “predict”, “project”, “potential”, “aspiration”, “objectives”, “should”, “purpose”, “belief” and similar expressions, although not all forward-looking statements contain these words.

Forward-looking statements involve known and unknown risks and uncertainties, many of which are beyond our control, that could cause our actual results, performance, or achievements to differ materially from those expressed or implied in these statements. You are cautioned not to place undue reliance on these statements, as reported results should not be considered an indication of future performance. Additional factors and risks that could cause material differences are detailed in our reports filed with the Securities and Exchange Commission ("SEC"), including the sections entitled "Risk Factors" and "Forward-Looking Statements" in our annual report on Form 20-F.

We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law.

Non-IFRS Financial Measures

This document includes certain non-IFRS financial measures that supplement the financial measures presented in accordance with International Financial Reporting Standards (IFRS). These non-IFRS measures are used by our management to assess operational performance, generate future operating plans, and make strategic decisions. We believe they provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management.

It is important to note that these non-IFRS measures have significant limitations as financial measures, should be considered supplementary in nature, and are not a substitute for, nor superior to, financial information prepared in accordance with IFRS. Furthermore, they may differ from similarly titled measures used by other companies. For a complete reconciliation of our non-IFRS financial measures to their most comparable IFRS measures and their detailed definitions, please refer to the tables and glossary provided in the Appendix of our Earnings Release.

Other Information

Certain market and industry information used in this document was obtained from internal estimates and studies, as well as market research and publicly available information. While we believe such data to be reliable, we do not guarantee its accuracy or completeness. Internal estimates and studies have not been independently verified. The trademarks included are the property of their respective owners. This document is provided for informational purposes only and does not constitute, nor should it be construed as, legal, tax, or investment advice.

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